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                                   Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934

FOR DECEMBER 21, 2001

                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)

            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DRAXIS HEALTH INC.


                                        By:  /S/ DOUGLAS M. PARKER
                                             ---------------------------
                                             General Counsel &
                                             Secretary

DATED:    DECEMBER 21, 2001

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                                [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
DECEMBER 21, 2001

      DRAXIS AND GLAXOSMITHKLINE FINALIZE EXPANDED OUTSOURCING RELATIONSHIP

     MISSISSAUGA, ONTARIO, DECEMBER 21, 2001 - DRAXIS Health Inc.'s (TSE: DAX;
NASDAQ: DRAX) manufacturing subsidiary, DRAXIS Pharma Inc. (DPI), has finalized definitive supply and related agreements with GlaxoSmithKline (GSK) for the renewal and expansion of the existing contract manufacturing relationship between the companies. A framework for the expanded outsourcing relationship was established in a non-binding letter of intent that was previously announced in March 2001.

     The agreements have an initial term to December 31, 2009 and cover all products currently manufactured for GSK plus several others. The additional products are all established, predominately sterile, products currently marketed by GSK in multiple international markets.

     Transfer activities related to new products have been under way since the signing of the letter of intent. Commercial production is scheduled to be phased in during 2002 and 2003 as DPI receives regulatory approvals for product-specific site transfers. DPI had product sales to GSK in 2000 of approximately US$3.4 million and this is expected to increase substantially, in line with growing production volumes going forward.

About GlaxoSmithKline

     GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

About DRAXIS Pharma Inc.

     DRAXIS Pharma is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in sterile and sterile lyophilized products. Operating out of an FDA-approved cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIS, as well as over 15 other pharmaceutical clients for many international jurisdictions.

About DRAXIS Health Inc.

     DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE Inc.), contract pharmaceutical manufacturing (DRAXIS Pharma Inc.) and pharmaceutical sales and marketing (DRAXIS Pharmaceutica).

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EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN
FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                             FOR UNITED STATES:
Jerry Ormiston                          Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                      The Investor Relations Group
Phone: 877-441-1984                     Phone: 212-825-3210
Fax:   905-677-5494                     Fax:   212-825-3229